UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 19, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: November 19, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Samuel Patterson	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: sam@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces ADS-to-Share Ratio Change

SHANGHAI, China, November 19, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a marketing and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that it will change the ratio of its American depositary shares (“ADSs”) to ordinary shares, par value $0.01 per share (“Shares”) from 1:3 to 1:20 (the “Ratio Change”). The effective date of the Ratio Change is expected to be on November 30, 2015.

Pursuant to the Ratio Change, the record holders of the Company’s ADS as of the effective date will be entitled to receive three (3) new ADS, each representing twenty (20) Shares, in exchange for every twenty (20) ADSs surrendered by them (or, stated another way, 0.15 new ADSs for each ADSs surrendered by them).

For Acorn’s ADS holders, this ratio change will have the same effect as a three-for-twenty reverse ADS split. No new Shares will be issued in connection with the Ratio Change and Acorn’s ADSs will continue to be traded on the New York Stock Exchange (the “NYSE”) under the symbol “ATV”.

Citibank, N.A. will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally, although the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio. The effect on the ADS price will take place on November 30, 2015.

The Company believes that the Ratio Change is in the best interests of its shareholders as it will assist the Company in regaining compliance with the minimum average closing price continued listing standard of the NYSE. However, the Company can give no assurance that this goal will be achieved upon the effectiveness of the Ratio Change.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties.

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